Advanced Series Trust
(formerly American Skandia Trust)
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

March 26, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

Attention: Sally Samuel

Re:  Registration Statement on Form N-1A of Advanced Series Trust (the Registration Statement)(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)
Post-Effective Amendment No. 68 to the Registration Statement under the Securities Act of 1933  and Amendment No. 70 to the Registration Statement under the Investment Company Act of 1940

Dear Ms. Samuel:

On behalf of Advanced Series Trust (referred to herein as the Trust or the Registrant), pursuant to the Securities Act of 1933 (the 1933 Act) and the Investment Company Act of 1940 (the 1940 Act), transmitted herewith for filing with the Securities and Exchange Commission (the Commission) is Post-Effective Amendment No. 68 to the Registration Statement under the 1933 Act and Amendment No. 70 to the Registration Statement under the 1940 Act (the Amendment).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act.  It is proposed that the Amendment become effective as of April 15, 2008.  I have reviewed the Amendment and it does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the 1933 Act.

This filing is intended to respond to telephonic comments received from Sally Samuel of the Commission Staff with respect to the Rule 485(a) filing made as of January 31, 2008 (the Initial Filing) and to make certain non-material changes.   The Initial Filing contained: (i) a prospectus and statement of additional information (the SAI) relating to the creation of the AST Global Real Estate Portfolio (the Global Real Estate Portfolio) and the AST Parametric Emerging Markets Equity Portfolio (the Emerging Markets Equity Portfolio) as separate series of the Trust and (ii) a prospectus supplement relating to, among other things, revised subadvisory arrangements and certain investment policy changes for the AST AllianceBernstein Managed Index 500 Portfolio (the Index Portfolio).

Except for the disclosure relating to Index Portfolio, the Amendment is not intended to amend the Registrant’s current prospectuses, dated May 1, 2007, November 19, 2007, or January 28, 2008 (the Current Prospectuses), or the Registrant’s current statements of additional information, dated May 1, 2007, November 19, 2007, or January 28, 2008 (the Current Statements of Additional Information).  The Current Prospectuses and Current Statements of Additional Information remain unchanged except as described herein.

The Amendment has been tagged to indicate changes from the Initial Filing.  The Commission Staff’s comments, and our responses thereto, are set out below.

1.                                                                                       Comment:  In the “Risk Return Summary—Principal Risks of the Portfolios” section of the prospectus and the “Principal Investment Risks” section of the prospectus supplement, please disclose only the principal risks of investing in the Global Real Estate Portfolio, the Emerging Markets Equity Portfolio, and the Index Portfolio (each, a Portfolio and collectively, the Portfolios) and remove all disclosure relating to non-principal risks of investing in the Portfolios.

Response:   Certain non-principal risks have been deleted from the relevant sections.   Such sections contain disclosure relating only to the principal risks of investing in the Portfolios.  Certain disclosure has been shortened to reduce repetition.

2.                                                                                       Comment:   In the “Investment Objectives and Policies—Other Investments and Strategies of the Portfolios—Additional Strategies” section of the prospectus, please include disclosure to the effect that each Portfolio will take steps to designed to reduce its exposure to illiquid securities to less than 15% of its net assets in the event a Portfolio holds more than 15% of its net assets in illiquid securities.

Response:  The Trust respectfully disagrees with the Commission staff’s comment.  The Trust does acknowledge that a Portfolio may not: (i) ignore developments subsequent to the purchase of illiquid securities and (ii) purchase additional illiquid securities when more than 15% of the Portfolio’s net assets are already invested in illiquid securities.(1)  Based upon our review of applicable Commission precedent, the Trust does not believe, however, that the Commission’s limit on illiquid investments requires a fund to sell its illiquid securities in the event the fund holds more than 15% of its assets in such securities due to an increase in the aggregate value of its illiquid securities and/or a decline in the aggregate value of its other portfolio securities.  Instead, the Trust believes that the Commission’s precedent requires a fund’s adviser to monitor portfolio liquidity on an ongoing basis and to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained.(2)  The Trust further believes that this view is consistent with standard industry practice.(3)  As a result, the Trust has added disclosure to the effect that the relevant Subadviser will seek to maintain an adequate level of portfolio liquidity, based on all relevant facts and circumstances, with consideration given to the Portfolio’s exposure to illiquid securities in the event the market value of such securities exceeds 15% of the Portfolio’s net assets as a result of a decline in the market value of the Portfolio.

(1) See Investment Company Act Release No. 5847 (Accounting Series Release 113) (October 21, 1969) (“Significant holdings of restricted securities not only magnify the valuation difficulties but may also present serious liquidity questions.  Because open-end companies hold themselves out at all times as being prepared to meet redemptions within seven days, it is essential that such companies maintain a portfolio of investments that enable them to fulfill that obligation.  This requires a high degree of liquidity in the assets of open-end companies because the extent of redemption demands or other exigencies are not always predictable.  It has been with this in mind that the staff of the Commission has for several years taken the position that an open-end company should not acquire restricted securities when the securities to be acquired, together with other such assets already in the portfolio, would exceed 15 per cent of the company’s net assets at the time of acquisition.” ).

(2) Id.  (“The Commission, however, is of the view that a prudent limit on any open-end company’s acquisition of restricted securities, or other assets not having readily available market quotations, would be 10 per cent. When as a result of either the increase in the value of some or all of the restricted securities held, or the diminution in the value of unrestricted securities in the portfolios, the restricted securities come to represent a larger percentage of the value of the company’s net assets, the same valuation and liquidity questions occur.  Accordingly, if the fair value of restricted holdings increases beyond 10 per cent, it would be desirable for the open-end company to consider appropriate steps to protect maximum flexibility.”  (emphasis added)).  Investment Company Act Release No. 18612  (March 12, 1992) (“In addition [to valuation responsibilities], the Commission expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.” (emphasis added)).  See also Investment Company Act Release No. 13380  (July 11, 1983): (Providing that in the event that changes in the portfolio or other external events cause a money market fund’s investments to exceed ten percent of the fund’s net assets, the Commission’s limit on illiquid investments “would not force the fund to liquidate any portfolio instrument where the fund would suffer a loss on the sale of that instrument.” (emphasis added)).

(3) “Valuation and Liquidity Issues for Mutual Funds,” Investment Company Institute, (February 1997), at pages 52-53.

3.                                                                                       Comment:  In the “Annual Fund Operating Expenses” table in the prospectus, please confirm that the Global Real Estate Portfolio and the Emerging Markets Equity Portfolio do not expect to have “acquired fund expenses” that must be separately disclosed in the fee table accordance with applicable Commission guidance.

Response:  The Global Real Estate Portfolio and the Emerging Markets Equity Portfolio currently do not expect to have “acquired fund expenses” that must be separately disclosed in the fee table accordance with applicable Commission guidance.

4.                                                                                       Comment:  In the “Investment Objectives and Policies” section of the prospectus, please include the names of the sections from the SAI that are being cross-referenced.

Response:  The requested information has been added to the Amendment.

5.                                                                                       Comment:  On the cover page of the SAI, please include all information that is required to be shown under Item 9(a)(2) of Form N-1A.

Response:  The requested information has been added to the Amendment.

6.                                                                                       Comment:  On the cover page of the prospectus supplement, please change the name of the Registrant from “American Skandia Trust” to “Advanced Series Trust”.

Response:  The requested change has been made.

7.                                                                                       Comment:  The name AST QMA US Equity Alpha Portfolio does not comply with Rule 35d-1 under the 1940 Act because such Portfolio’s definition for “U.S. issuer” and the use of the term “Alpha” do not comply with Commission guidance.

Response:  The Trust respectfully disagrees with the Commission staff’s comment.  The prospectus supplement provides that the US Equity Alpha Portfolio will normally invest (take long positions) at least 80% of its net assets plus borrowings, if any, for investment purposes in equity and equity-related securities of U.S. issuers. For purposes of this non-fundamental investment policy, “U.S. issuers” are classified as issuers whose primary listing is on a securities exchange or market inside the United States.  As proposed, Rule 35d-1(a)(3) would have required an investment company with a name that suggests that it focuses its investments in a particular country or geographic region to meet one of three criteria specified in the proposing release.  Under the proposing release, such investments would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.(4)  Most commenters argued that the specific criteria from the proposing release would be too restrictive because there may be “additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.” As a result, Rule 35d-1, as adopted, merely requires that an investment company with a name that suggests that it focuses its investments in a particular country or geographic region to adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name.(5)  Because the Portfolio’s definition of “U.S. issuer” is consistent with the express terms of the proposing release, the Trust believes that the Portfolio’s

(4) Investment Company Act Release No. 22530 (Feb. 27, 1997) [62 FR 10955 (Mar. 10, 1997), correction 62 FR 24161 (May 2, 1997)].

(5) Investment Company Act Release No. 24828 (Jan. 17, 2001).

definition of “U.S. issuer” complies with Rule 35d-1 as adopted because the final rule expanded, rather than diminished, the scope of permissible investments from the adopting release.

The term “alpha” generally refers to a risk-adjusted measure of investment performance.  As a result, the Trust believes that the term “Alpha” is not subject to Rule 35d-1 because such term connotes a type of investment strategy rather than a focus on a particular type of investment.(6)  The Trust further notes that several other registered open-end investment companies that pursue “long-short” type investment strategies currently use the term “alpha” in their names.

8.                                                                                       Comment:  In the prospectus supplement, please move the information relating to QMA and its portfolio managers so that such information appears immediately before the information relating to QMA’s subadvisory fees.

Response:  The requested change has been made.

9.                                                                                       Comment:  In Part C to Registration Statement, please file all subadvisory agreements that are marked “To be filed to be amendment.”

Response:  The Trust intends to file the relevant subadvisory agreements as exhibits to the “annual update” filing that is made in late April 2008.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-3161.  Thank you for your assistance in this matter.

Sincerely yours,

/s/ John P. Schwartz

John P. Schwartz

cc:	Kathryn L. Quirk

Katherine P. Feld

Jonathan D. Shain

Christopher Palmer

(6) See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm) (See Reponse to Question #8 stating that the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment and that the use of that term in a fund’s name does not require the fund to comply with the 80% investment requirement of Rule 35d-1.